Irish Stock Exchange

Company name: C&C Group Plc
Headline: Sale of Tayto

Sale of Tayto Crisps Limited

Dublin, London, July 5, 2006: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today announced that it has entered into an agreement to sell Tayto Crisps Limited ("Tayto") to Largo Food Exports Limited ("Largo") for a consideration of €62.3 million, payable in cash upon completion. Subject to the receipt of regulatory consents, completion of the sale is expected to occur before the end of 2006.

Tayto is the leading supplier of savoury snacks and crisps in Ireland. Tayto was originally established in 1954 and currently sells two of the top five selling Irish crisps brands, Tayto and King, as well as a number of corn and potato snacks including

Tayto Chipsticks, Tayto Snax and Tayto Waffles.

For the year ended 28 February 2006, Tayto generated operating profits (before exceptional items) of €5.8 million on turnover of €47.3 million. At 28 February 2006, the gross assets of Tayto were €46.4 million

The proceeds from the sale will be used to pay down debt.

Commenting on the sale, Maurice Pratt, Chief Executive of C&C, said:

"The Board of C&C is pleased with the agreement reached to sell Tayto to Largo. The price achieved for Tayto recognises the value of its iconic brand position in the Irish market. Following the sale, the Group will continue to focus on sustainable growth opportunities within its brand portfolio."

Investors and analysts	**Irish Media**	**International Media**
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email :	Paddy Hughes or Ann-Marie Curran Drury Communications Tel: +353 1 260 5000	James Leviton Finsbury Group Tel: +44 20 7251 3801 Email:

c&cgroup@kcapitalsource.com	Email: phughes@drurycom.com	james.leviton@finsbury.com

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a wide portfolio of wines and spirits.

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